Exhibit 99.1

Mountain Province Diamonds Announces Progress at the Gahcho Kué Diamond JV with De Beers

Shares Issued and Outstanding: 80,345,558
TSX: MPV
NYSE- AMEX: MDM

TORONTO AND NEW YORK, March 1, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) is pleased to provide the following update on progress at the Gahcho Kué diamond project, a joint venture with De Beers Canada Inc. ("De Beers") in Canada's Northwest Territories.

Permitting
Permitting of the Gahcho Kué project is progressing satisfactorily. Following receipt on January 20, 2012, of information requests under the Environmental Impact Review ("EIR"), the Gahcho Kué project operator, De Beers, has advised that they are on track to provide responses by the end of March. Preparations for the technical sessions under the EIR are scheduled to commence in April 2012, and the public sessions are scheduled to take place in May 2012. Shareholders are reminded that they can follow progress of the EIR on the website of the Mackenzie Valley Review Board, located at www.reviewboard.ca.

Tuzo Deep Drill Program
Three of the five planned deep drill holes at the Tuzo kimberlite have been successfully completed. Drilling of the fourth and fifth holes is currently underway. The Tuzo Deep drill program aims to define a resource between 350 and 750 metres. It is expected that drilling will be completed by early April, following which the results will be announced.

Fugro Airborne Survey
Analysis of the data from the Fugro airborne gravity gradiometry (AGG) survey over the Gahcho Kué JV leases has resulted in the preliminary identification of 57 geophysical targets. The JV partners are reviewing the results to determine an appropriate strategy and subsequent action. Shareholders will be kept informed of developments.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV, located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%, based on April 2010 modeled diamond prices.

Mountain Province also controls 100% of the Kennady North Diamond Project adjacent to the De Beers JV property. Kennady North hosts three known diamondiferous kimberlites and a number of unexplained kimberlite mineral indicators.

Mountain Province Diamonds is included in the S&P/TSX Global Mining Index.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:39e 01-MAR-12